TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2007 MAR -6 A 11:57

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

2 March 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

[redacted]

07021554

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 3 February 2007 to 2 March 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Bond

Rowan D J Adams
Deputy Company Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Enc.

dlw 3/6

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

AMVESCAP PLC

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

7 February 2007

6. Date on which issuer notified

9 February 2007

7. Threshold(s) that is /are crossed or reached

12%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 55,252,984

Number of Voting Rights: 55,252,984

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 58,994,801

Number of Voting Rights (Indirect) – 58,994,801

% of Voting Rights (Indirect) – 12.04%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 58,994,801

Total % of Voting Rights – 12.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Allianz Investment Bank 147,818
Bank of Ireland Dublin 712,754
Bank of New York 301,376
Banque Paribas 490,770
BNP Secs Svcs (Frankfurt) 186,224
Bank of New York (Brussels) 42,462
Credit Agricole Indosuez (Luxembourg) 127,423
JP Morgan Chase (Hong Kong) 92,913
JP Morgan Chase 2,347,367
JP Morgan Chase (Frankfurt) 184,989
Vidacos Nominees Ltd 45,318,287
Credit Agricole Indosuez 455,492
EEK Bank Germany 6,316
HSBC Bank plc (London) 937,980
Japan Trustee Savings Bank 1,830
KAS Associates (Australia) 63,517
Kommunalkredit Depotbank AG (Austria) 30,271
Mellon Bank (Pittsburgh) 443,598
Santander Central Hispano Investment 20,697
State Street Trust & Banking Co (London) 6,282,086
Trust & Custody Services JP 4,815
Northern Trust Company (London) 795,816

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

12 February 2007

ENDS

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

DR BARRY ZOUMAS

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DR BARRY ZOUMAS

8. State the nature of the transaction

MARKET PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,000 ORDINARY SHARES IN THE CAPITAL OF THE COMPANY BY MEANS OF THE PURCHASE OF 500 AMERICAN DEPOSITARY RECEIPTS ("ADRS") (ONE ADR BEING EQUIVALENT TO FOUR ORDINARY SHARES OF THE COMPANY)

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

AT AN EQUIVALENT PRICE OF 605.29 PENCE PER SHARE

14. Date and place of transaction

12 FEBRUARY 2007, USA

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

7,000 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

12 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND - 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER - COMPANY SECRETARY

Date of notification

13 FEBRUARY 2007

END

END

14 February 2007 – Tate & Lyle PLC

Tate & Lyle agrees sale of Canadian sugar refining business

Tate & Lyle PLC ("Tate & Lyle") announces that it has signed an agreement for the sale of Tate & Lyle Canada Ltd ("Redpath") to American Sugar Refining, Inc. ("American Sugar"). Redpath operates a cane sugar refinery in Toronto and a packing operation in Niagara Falls, Canada.

On completion, Tate & Lyle will receive a net consideration of £132 million (C$299 million) subject to closing adjustments relating to working capital. The consideration will be used to reduce Group debt.

The sale of Redpath is conditional upon regulatory approvals covering the Canadian competition bureau (anti-trust), foreign investment (Investment Canada Act) and taxation. These approvals and completion are expected within the next 90 days.

In the year to 31 March 2006, Redpath had total sales of £177 million and a profit before interest and exceptional items of £18 million. After adjusting for the mark-to-market gain on inventory and allocated costs, the underlying profit contribution to Tate & Lyle was also £18 million. At 30 September 2006 Redpath had gross assets of £110 million and net operating assets of £84 million.

Iain Ferguson, Chief Executive, Tate & Lyle said, "The sale of Redpath marks another important step in focusing Tate & Lyle's business on its value added strategy. I would like to take this opportunity to thank our employees at Redpath for their commitment and hard work over the years and wish them every future success."

Credit Suisse acted as exclusive financial adviser to Tate & Lyle.

ENDS

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas

and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

28 February 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 28 February 2007 consists of 489,653,082 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 28 February 2007 in Tate & Lyle PLC is 489,653,082.

The above figure (489,653,082) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STUART STRATHDEE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STUART STRATHDEE

8. State the nature of the transaction

THE EXERCISE OF AN OPTION UNDER THE TATE & LYLE 2001 SHARESAVE SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,838 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

260 PENCE PER SHARE

14. Date and place of transaction

1 MARCH 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

84,536 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

1 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

2 MARCH 2007

END

END